October 22, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes Ibolya Ignat Lisa Vanjoske Ada Sarmento

Re:	Phathom Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-234020)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between October 15, 2019 and the date hereof, approximately 3,523 copies of the Preliminary Prospectus dated October 15, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Washington, D.C. time, on Thursday, October 24, 2019 or as soon thereafter as practicable, or at such other time thereafter as the Company or its counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

JEFFERIES LLC

EVERCORE GROUP L.L.C.

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Kristen Grippi
Name: Kristen Grippi
Title: Managing Director

By:	Jefferies LLC

By:	/s/ Charles L Glazer
Name: Charles L Glazer
Title: Managing Director

By:	Evercore Group L.L.C.

By:	/s/ Gloria Tang
Name: Gloria Tang
Title: Vice President

[Signature page to Acceleration Request]